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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             ______________________


                                SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 12)


                         National City Bancorporation
--------------------------------------------------------------------------------
                              (Name of Issuer)

                        Common Stock, $1.25 par value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 635312-10-1
--------------------------------------------------------------------------------
                               (CUSIP Number)




Check the following box if a fee is being paid with this statement [  ].

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                        (Continued on following page(s))

                               Page 1 of 5 Pages



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13G(Individuals - continued)                                         Page 2 of 5



CUSIP No. 635312-10-1


1.  Name of Reporting Person and I.R.S. Identification No.:
    David L. Andreas
    SSN# ###-##-####

2.  Member of a Group: (a) ________  (b) ___X_____

3.  SEC USE ONLY:

4.  Citizenship or Place of Organization:  United States

5.  Sole Voting Power:  -0-

6.  Shared Voting Power: 502,204

7.  Sole Dispositive Power:  -0-

8.  Shared Dispositive Power: 502,204

9.  Aggregate Amount Beneficially Owned by each Reporting Person: 502,204

10. Check Box if the Aggregate Amount in Row 9 excludes Certain Shares: / /


11. Percent of Class Represented by Amount in Row 9: 6.8%

12. Type of Reporting Person:  IN





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13G(Individuals - continued)                                        Page 3 of 5




Item 1(a)
and (b)    NAME AND ADDRESS OF ISSUER:
           National City Bancorporation
           651 Nicollet Mall
           Minneapolis, Minnesota  55402

Item 2(a)  NAME OF PERSON FILING:
           David L. Andreas

Item 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
           National City Bancorporation
           651 Nicollet Mall
           Minneapolis, Minnesota  55402

Item 2(c)  CITIZENSHIP:
           USA


Item 2(d)  TITLE OF CLASS OF SECURITIES:
           Common Stock, $1.25 par value

Item 2(e)  CUSIP NUMBER:
           635312-10-1

Item 3     THIS STATEMENT IS NOT FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b).


Item 4(a)  AMOUNT BENEFICIALLY OWNED:

           486,361 shares at December 31, 1996 (including the right to acquire
           --   shares).  See schedule of disclaimed ownership attached as
           Exhibit A.

Item 4(b)  PERCENT OF CLASS:

           6.8 percent pursuant to Rule 13d-3(c).

Item 4(c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS


           (1)   Sole power to vote or to direct the vote  -0-
           (2)   Shared power to vote or to direct the vote 486,361
           (3)   Sole power to dispose or to direct the disposition of  -0-
           (4)   Shared power to dispose or to direct the disposition of 486,361


Item 5     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not Applicable

Item 6     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not Applicable






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13G(Individuals - continued)                                         Page 4 of 5

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not Applicable

Item 8     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.



           Not Applicable

Item 9     NOTICE OF DISSOLUTION OF GROUP.

           Not Applicable

Item 10    CERTIFICATION.

           Not Applicable



                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 3, 1997.


                                                 s/ David L. Andreas
                                                 -------------------------------
                                                 David L. Andreas




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13G(Individuals - continued)                                         Page 5 of 5


                                  EXHIBIT A

                          To Form 13G (Individual)

     The filing of this report shall not be construed as an admission by the person identified in Item 2(a) that, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act, he is the "beneficial owner" of any equity securities listed below; and such person expressly disclaims that he is part of a "group."

Record Owner's Relationship     Reporting Person's       Number
  to Reporting Person           Type of Ownership      of Shares
---------------------------     ------------------     ---------

    (1)                         Indirect (1)             73,889
 401(K) Plan                         Indirect            15,843


(1)  As co-trustee for certain trusts for family members.